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      As filed with the Securities and Exchange Commission on May 9, 2002
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                  SCHEDULE TO-C
             Tender Offer Statement under Section 14(d)(1) or 13(e)
                     Of the Securities Exchange Act of 1934

                                   ----------

                               TRENWICK GROUP LTD.
                       (Name of Subject Company -- Issuer)

                               TRENWICK GROUP LTD.
                       (Name of Filing Person -- Offeror)

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          OPTIONS TO PURCHASE COMMON SHARES, PAR VALUE $.10 PER SHARE,
  ISSUED UNDER THE TRENWICK GROUP INC. 1989 STOCK PLAN, THE TRENWICK GROUP INC. 1993 STOCK OPTION PLAN, THE CHARTWELL RE CORPORATION 1993 STOCK OPTION PLAN,
 THE CHARTWELL RE CORPORATION 1997 OMNIBUS STOCK INCENTIVE PLAN AND THE LASALLE
               RE HOLDINGS LIMITED 1996 LONG-TERM INCENTIVE PLAN
                         (Title of Class of Securities)

                                   ----------

                                 JOHN V. DEL COL
                               ASSISTANT SECRETARY
                               TRENWICK GROUP LTD.
                              CONTINENTAL BUILDING
                                25 CHURCH STREET
                             HAMILTON HM 12, BERMUDA
                             TELEPHONE: 441-292-3339
                             FACSIMILE: 441-292-2656
  (Name, address and telephone number of person authorized to receive notices and communications on behalf of Filing Person)

                                   ----------

                                   A COPY TO:
                                JAMES R. CAMERON
                                BAKER & MCKENZIE
                                 805 THIRD AVE.
                            NEW YORK, NEW YORK 10022
                             TELEPHONE: 212-891-3930
                             FACSIMILE: 212-891-3835

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                            CALCULATION OF FILING FEE

----------------------                                     ---------------------
Transaction Valuation*                                     Amount of Filing Fee*
----------------------                                     ---------------------
   Not Applicable                                              Not Applicable

* No filing fee is required because this filing contains only preliminary communications made before the commencement of a tender offer.

|_| Check box if any part of the fee is offset as provided by rule 0- 11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:    ___________      Filing Party:     __________________

Form or Registration No.   ___________      Date Filed:       __________________

|X| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

|_|   third-party tender offer subject to Rule 14d-1.
|X|   issuer tender offer subject to Rule 13e-4.
|_|   going-private transaction subject to Rule 13e-3.
|_|   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

ITEM 12. Exhibits.

EXHIBIT

NUMBER    DESCRIPTION
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99.1      Definitive Proxy Statement for Annual General Meeting of Shareholders.

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: May 9, 2002

                                        TRENWICK GROUP LTD.


                                        By:  /s/ John V. Del Col
                                             -----------------------------------
                                        Name:  John V. Del Col
                                        Title: Assistant Secretary

                                INDEX TO EXHIBITS

99.1      Definitive Proxy Statement for Annual General Meeting of Shareholders.